THE PACIFIC CORPORATE GROUP PRIVATE EQUITY FUND
March 18, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Pacific Corporate Group Private Equity Fund (the “Fund”)
Investment Company Act file number 811-08637
Form N-CSR for the Year Ended March 31, 2007 (the “Form N-CSR”)

Ladies and Gentlemen:

Reference is hereby made to our telephone conversation with Sheila Stout, Division of Investment Management, U.S. Securities and Exchange Commission (the “SEC”), on February 21, 2008. We appreciate the constructive comments made by Ms. Stout with respect to the above referenced filing.  The following sets forth each of Ms. Stout’s comments and the Fund’s responses thereto.

1.  Comment.  Ms. Stout stated that the Fund’s filing of the Form N-CSR did not include the audit opinion.

Response.  On March 6, 2008, the Fund filed an amendment to the Form N-CSR in order to include the audit opinion, which was inadvertently omitted from the original filing.

2.  Comment.  With regards to the Consolidated Statement of Operations contained in the Fund’s financial statements for the year ended March 31, 2007, Ms. Stout requested further clarification of the components of Interest from Short-Term Investments. Ms. Stout stated that the disclosure did not appear appropriate given the nature of the investments disclosed on the Consolidated Schedule of Portfolio Investments. Ms. Stout recommended that the disclosure be revised in future filings to be more reflective of the true nature of the income.

Response.  The income reflected in this line item is interest earned on cash and cash equivalents held in the Fund’s custodial bank account. For future filings, the Fund will revise the caption for this line item to read “Income from Cash and Cash Equivalents.”

3.  Comment.  Ms. Stout stated that the Fund is required to notify its shareholders of their portion of return of capital when a distribution is made.

Response.  The Fund confirms its awareness of this requirement and that it has disclosed to its shareholders the return of capital in the correspondence advising its shareholders of each distribution.

4.  Comment.  Ms. Stout requested clarification on the Realized Loss from Write-off of Indirect Investments ($2,387,155) on the Consolidated Statement of Operations contained in the Fund’s financial statements for the year ended March 31, 2007, as it does not appear to agree to Footnote (F) ($2,337,000) to the Consolidated Schedule of Portfolio Investments.

Response.  The Realized Loss from Write-off of Indirect Investments ($2,387,155) on the Consolidated Statement of Operation is the sum of (i) the amount described in Footnote (E) ($50,155) to the Consolidated Schedule of Portfolio Investments and (ii) the total amount described in Footnote (F) ($2,337,000) to the Consolidated Schedule of Portfolio Investments.

5.  Comment.  With respect to the Consolidated Financial Highlights contained in the Fund’s financial statements for the year ended March 31, 2007, Ms. Stout questioned whether the ratio for Expenses included income tax expense.

Response.  The ratio for Expenses does not include income tax expense. The Consolidated Financial Highlights contained in the Fund’s financial statements are included in the audit opinion and, historically, the Fund has calculated the Expense ratio without income tax expense.

In connection with the foregoing, the Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not prevent the SEC from taking any action with respect to the Fund’s filings; and

•	the Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Yours Sincerely,

/s/ Quyen Dao-Haddock
Quyen Dao-Haddock
Vice President, Treasurer and Secretary/Principal Financial Officer
The Pacific Corporate Group Private Equity Fund

1200 PROSPECT STREET SUITE 200 • LA JOLLA CALIFORNIA • 90403
PHONE: (858) 456-6000 • FAX: (858) 456-6018